PIEDMONT OFFICE REALTY TRUST, INC
VIA EDGAR AND OVERNIGHT MAIL
April 17, 2012
Mr. Daniel L. Gordon
Branch Chief, Division of Corporation Finance
Mail Stop 0409
U.S. Securities and Exchange Commission
100 F Street
Washington D.C. 20549

Re:    Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012; File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated April 10, 2012 regarding comments of the Securities and Exchange Commission Staff (the “Staff”) related to Piedmont Office Realty Trust, Inc. (“Piedmont” or “the Company”)'s above-referenced filing. We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated the comment as shown in your letter prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

Comment:

1.
Please refer to your Form 8-K filed February 10, 2012 that includes your press release dated February 9, 2012. We note your disclosure of Core net operating income (“Core NOI”) and Same store net operating income (“Same Store NOI”). We also note your disclosure that you believe Same Store NOI is an important measure of comparison of your stabilized properties' operating performance, and you use Core NOI to assess your operating results and believe it is important in assessing operating performance. Please include such performance measures in future Form 10-K filings with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.

Response:

We will include both Core NOI and Same Store NOI performance measures in future 10-K filings with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.

Mr. Daniel L. Gordon
April 17, 2012

Note 13. Commitments and Contingencies
Assertion of Legal Action, page F-24

2.
We note your disclosure of the range of gross potential loss. Since ASC 450 does not use the term potential loss, please revise your disclosure in future filings to clarify that, as we assume, what you mean is reasonably possible loss. Refer to ASC 450-20-50-4 and ASC 450-20-25-1.

Response:

In future filings, we will remove the term “potential loss” from this disclosure and replace it with the term “reasonably possible loss” in accordance with ASC 450-20-50-4 and ASC 450-20-25-1.

In addition, pursuant to the Staff's letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:    Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Jorge L. Bonilla, Securities and Exchange Commission
Mr. D. Brent Wyper, Ernst & Young LLP
Mr. John J. Kelley, King & Spalding, LLP